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            OFFER TO PURCHASE FOR CASH UP TO 300,000 SHARES OF THE
                  HALLWOOD GROUP INCORPORATED COMMON STOCK


           THIS OFFER WILL EXPIRE ON JUNE 16, 1997 UNLESS EXTENDED.

TO OUR CLIENTS WHO HOLD SHARES OF:

                        THE HALLWOOD GROUP INCORPORATED

    Enclosed for your consideration are materials relating to an Offer being made by The Hallwood Group Incorporated to holders of The Hallwood Group Incorporated common stock.

    This material is being forwarded to you as the beneficial owner of Shares carried by us in your account but not registered in your name on the records of The Hallwood Group Incorporated. A tender of the Shares may only be made on your behalf by us, as the holder of record, pursuant to your instructions. Accordingly, if you wish for us to tender your Shares on your behalf pursuant to the Offer, you must notify us in writing. PLEASE READ ALL OF THE ENCLOSED MATERIAL CAREFULLY.

IMPORTANT:

1. The Offer will expire on June 16, 1997, unless extended by Hallwood Group. Accordingly, your instructions should be forwarded to us as soon as possible so as to permit sufficient time to tender your Shares for the Offer.

2. The Depositary will send a check for the shares after the Offer expires and Hallwood Group accepts the tender of the Shares.

3. The price paid per Share will be $27.50 per share. We will forward the certificate(s) relating to your Shares to the Depositary as soon as practicable after we receive your authorization.